

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2015

Via E-mail
Mr. David Blumberg
Interim Chief Financial Officer
Iconix Brand Group, Inc.
1450 Broadway
New York, NY 10018

> **Re:** **Iconix Brand Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed March 2, 2015**
> **Response dated April 2, 2015**
> **File No. 001-10593**

Dear Mr. Blumberg:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

The comments below are related to the formation of joint ventures (JVs) and have been organized under descriptive headings.

Form 10-K for the Year Ended December 31, 2014

Consolidation Analysis

1. Please tell us the significant activities and decisions made by the JV's Board versus those made by the day-to-day manager. If this varies by JV, please describe those variations.

2. For those JV structures which include guaranteed revenue payments, please tell us how you considered these guarantees in the context of ASC 810-10-15-14(b)(2).

3.   For those JV structures which include put options and/or guaranteed revenue payments, please tell us how you considered whether voting rights are proportional to Iconix's obligation to absorb expected losses of the entity. It would seem that for these JV structures, your obligation to absorb expected losses may exceed your proportional voting rights.

4.   For those JV structures for which part of the consideration is a note receivable, please tell us how you considered whether or not Iconix and the JV partner are related parties (i.e., whether the JV partner is a de facto agent of Iconix) under ASC 810-10-25-43. If you concluded that Iconix and the JV partner are related parties, please tell us how you considered the guidance in ASC 810-10-15-14(c)(2).

Business

5.   You have represented in your response to comment 7 of our letter dated March 25, 2015 that the transferred assets do not meet the definition of a business. However, your disclosures indicate that Iconix Latin America met the criteria to be considered a business upon acquisition of a controlling financial interest. Please tell us at what point in the JV's life cycle you believe a JV would meet the definition of a business.

Gain Recognition

6.   ASC 845-10-25-1 notes that a reciprocal transfer of a nonmonetary asset shall be an exchange only if the transferor has no substantial continuing involvement in the transferred asset such that the usual risks and rewards of ownership of the asset are transferred. Please tell us how you considered whether you have substantial continuing involvement with the transferred licenses and trademarks. In this regard, please tell us why you believe the revenue guarantees and put options do not represent substantial continuing involvement with the nonmonetary asset (i.e., license) that was transferred.

7.   Please tell us how you considered the guaranteed revenue payments when evaluating whether Iconix has any actual or implied commitment, financial or otherwise, to support the operations of the JV in any manner (ASC 845-10-25-10). In this regard, please tell us why you believe the guarantee does not represent an implied commitment.

Other

8.   In response to comment 4 of our letter dated February 11, 2015, your response regarding Iconix Canada references a pre-existing pledge of trademarks used by Ico brands due to an existing securitization by Iconix on the trademarks. Please clarify if all or any of your trademarks transferred to JV's are encumbered at the time of transfer, or is this specific only to certain territories. If trademarks are encumbered, please tell us how you consider this arrangement when assessing whether the risks and rewards of the various trademarks had transferred to the JV's.

9.   Please explain how you analyzed whether or not the various put options would be in the scope of ASC 460.

You may contact Myra Moosariparambil at (202) 551-3796 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining